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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-81406

                        SELLING SHAREHOLDERS' PROSPECTUS
                                5,601,435 SHARES
                             VISIBLE GENETICS INC.
                                 COMMON SHARES

    This is an offering of common shares by certain shareholders of Visible
Genetics Inc. The selling shareholders will receive all of the proceeds from the sale of the common shares, less any commissions or discounts paid to brokers or other agents. We will not receive any of the proceeds from the sale of the common shares.

    The selling shareholders may offer and sell the common shares on the Nasdaq
National Market at prevailing market prices or in privately negotiated transactions at prices other than the market price. On January 30, 2002, the closing sale price for our common shares on the Nasdaq National Market was $8.92.

                            ------------------------

              INVESTING IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 31, 2002.
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                               TABLE OF CONTENTS

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                                                                PAGE
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
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     ii

PROSPECTUS SUMMARY..........................................      1

RISK FACTORS................................................      2

FORWARD-LOOKING STATEMENTS..................................     18

CAPITALIZATION AND INDEBTEDNESS.............................     20

NATURE OF TRADING MARKET....................................     21

DIVIDEND POLICY.............................................     21

SELECTED CONSOLIDATED FINANCIAL DATA........................     23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     24

INFORMATION ABOUT OUR COMPANY...............................     35

SELLING SHAREHOLDERS........................................     40

PLAN OF DISTRIBUTION........................................     42

DESCRIPTION OF CAPITAL SHARES...............................     43

EXPENSES OF THE ISSUE.......................................     45

LEGAL MATTERS...............................................     46

EXPERTS.....................................................     46

WHERE YOU CAN FIND MORE INFORMATION.........................     46

    REGISTERED OR UNREGISTERED TRADEMARKS OR TRADE NAMES OF VISIBLE GENETICS USED IN THIS PROSPECTUS INCLUDE: CLIP, GEL TOASTER, GENEOBJECTS, LONG-READ TOWER, MICROCEL, OPENGENE, SUREFILL, TRUGENE, VISIBLE GENETICS AND THE VISIBLE GENETICS LOGO. EACH TRADEMARK, TRADE NAME OR SERVICE MARK OF ANY OTHER COMPANY APPEARING IN THIS PROSPECTUS BELONGS TO ITS HOLDER.

                                       i
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                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which we have filed with or submitted to the Securities and Exchange Commission, are incorporated by reference in this prospectus:

    Our Annual Report on Form 20-F for the year ended December 31, 2000, which we refer to in this prospectus as our Annual Report on Form 20-F;

    Our Report on Form 6-K Filing No. 1 for the Month of July, 2001;

    Our Report on Form 6-K Filing No. 2 for the Month of July, 2001;

    Our Report on Form 6-K Filing No. 1 for the Month of September, 2001;

    Our Report on Form 6-K Filing No. 1 for the Month of October, 2001;

    Our Report on Form 6-K Filing No. 1 for the Month of November, 2001;

    Our Report on Form 6-K Filing No. 2 for the Month of November, 2001; and

    Our Report on Form 6-K Filing No. 1 for the Month of December, 2001.

    In addition, all documents which we file with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus and before termination of the offering, including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. We may also incorporate in this prospectus any Form 6-K which we submit to the Securities and Exchange Commission by identifying in such form that it is being incorporated by reference into this prospectus. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this prospectus, shall be considered modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed or submitted document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    You may request a copy of any document incorporated by reference in this prospectus at no cost. To receive a copy you can call us at (416) 813-3240, or write us at:

                             Visible Genetics Inc.
                                 700 Bay Street
                                   Suite 1000
                        Toronto, Ontario, Canada M5G 1Z6
                        Attention: Mr. Thomas J. Clarke

    To obtain more information about our company from the Securities and Exchange Commission, see the section of this prospectus entitled "Where You Can Find More Information."

                                       ii
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                               PROSPECTUS SUMMARY

    THIS PROSPECTUS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE SHARES BEING SOLD IN THIS OFFERING, WHICH INFORMATION APPEARS ELSEWHERE IN THIS PROSPECTUS AND IN SELECTED PORTIONS OF OUR ANNUAL REPORT ON FORM 20-F AND OTHER DOCUMENTS FILED WITH OR SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. ALL FINANCIAL INFORMATION PROVIDED IN THIS PROSPECTUS IS IN U.S. DOLLARS.

                                  OUR BUSINESS

    We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our strategy is to become a leader in the emerging field of pharmacogenomics. Pharmacogenomics is the science of individualizing therapy based on genetic differences among patients. Our genotyping technology, which uses DNA sequencing, enables the analysis in the clinical diagnostic laboratory of individual genetic variations. DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases. We believe that individualizing therapy through pharmacogenomics will improve the treatment of many diseases, such as those caused by Human Immunodeficiency Virus, or HIV, hepatitis B, hepatitis C, and some cancers.

    Our OpenGene System consists of disease-specific genotyping kits and software, automated DNA sequencers, disposable gel cassettes and related equipment. Our genotyping kits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes.

    The first clinical diagnostic application we have targeted is HIV. We have developed our TRUGENE HIV-1 Genotyping Kit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutation, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge. On September 26, 2001, we received clearance from the U.S. Food and Drug Administration, or FDA, to market our TRUGENE HIV-1 Genotyping Kit for clinical use in the United States. We began selling our TRUGENE HIV-1 Genotyping Kit to the clinical diagnostic market in the U.S. during the fourth quarter of 2001.

    We also have developed a genotyping kit for hepatitis C. We are developing the next generation of our TRUGENE HIV-1 Genotyping Kit, genotyping kits for other species of HIV not tested for in our TRUGENE HIV-1 Genotyping Kit, a genotyping kit for hepatitis B, the next generation of our hepatitis C genotyping kit, and genotyping kits for certain cancers.

    Our principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6. Our telephone number is (416) 813-3240.
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                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON SHARES TO DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND OUR PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND MARKETING.

    Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. In late 1996, we began manufacturing and selling the initial versions of our automated DNA sequencers and related products to the research and clinical research markets. We began selling our TRUGENE HIV-1 Genotyping Kit and related DNA sequencing equipment and products, which we call our HIV OpenGene System, to the clinical diagnostic market in the United States in the fourth quarter of 2001. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of commercial manufacturing and marketing. Sales for the nine months ended September 30, 2001, were $10.4 million and sales for our fiscal years ended December 31, 2000 and December 31, 1999, were $13.1 million and $13.6 million, respectively. In the future, sales may not increase or they may decrease.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE ADDITIONAL LOSSES AND WE MAY NEVER BECOME PROFITABLE.

    We incurred a net loss attributable to common shareholders of $35.4 million in the year ended December 31, 2000 and $32.2 million for the nine months ended September 30, 2001. As of September 30, 2001, our accumulated deficit was $120.8 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, and from expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and clinical trials and expand our sales and marketing activities and business infrastructure, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including, among others:

    - our ability to successfully market and sell our TRUGENE HIV-1 Genotyping Kit and related products, and our ability to bring our hepatitis C genotyping kit to market and, in the future, other genotyping kits and related products, to the clinical diagnostic market;

    - whether the FDA takes enforcement action to restrict the use of unapproved (also known as "home brew") HIV genotyping tests to provide drug resistance reports to physicians and other healthcare providers in the clinical diagnostic market in the United States;

    - our ability to manufacture our products according to schedule and within budget;

    - whether we obtain regulatory approval to sell other genotyping kits and related DNA sequencing equipment and products for other diseases to the clinical diagnostic market in the United States and abroad;

    - the decision of third-party payors to reimburse clinicians and patients for use of our TRUGENE HIV-1 Genotyping Kit and, in the future, our other products;

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    - our ability to acquire and protect intellectual property important to our business through patents, licenses or other arrangements;

    - our ability to effectively manage the growth of our business; and

    - our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER DUE TO MANY FACTORS AND, THEREFORE, YOU SHOULD NOT RELY ON PERIOD TO PERIOD COMPARISONS OF OUR OPERATING RESULTS AS AN INDICATION OF FUTURE PERFORMANCE.

    Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, among others:

    - our decision to increase or decrease sales of equipment, genotyping kits and other consumables at reduced prices;

    - our decision to reduce prices of our products in response to price reductions by competitors;

    - unanticipated costs or delays in manufacturing our products;

    - the amount and timing of operating costs and capital expenditures relating to research and development, and the expansion of our business, operations and infrastructure;

    - unanticipated costs or delays in carrying out our clinical trials; and

    - general economic conditions, as well as economic conditions specific to the biotechnology industry.

    We believe that period to period comparisons of our operating results may not be meaningful and you should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the market price of our common shares is likely to fall.

THE MARKET FOR GENOTYPING PRODUCTS IS NEW AND GENOTYPING MAY NOT BECOME AN ACCEPTED METHOD OF MANAGING DRUG TREATMENT.

    An important part of our business strategy is our plan to sell our products to the clinical diagnostic market. Our ability to do so will depend on the widespread acceptance and use by doctors and clinicians of genotyping to manage drug treatment of certain diseases or other medical conditions. The use of genotyping by doctors and clinicians for this purpose is relatively new. We are not aware of any other DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. We cannot be certain that doctors and clinicians will want to use DNA sequencing systems designed for these purposes. If genotyping is not accepted by this market, we will not be able to carry out our business plan and our business, financial condition and results of operations will be materially harmed.

IF GENOTYPING IS ACCEPTED AS A METHOD TO MANAGE DRUG TREATMENT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL BE ACCEPTED IN THE CLINICAL DIAGNOSTIC MARKET.

    If genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our TRUGENE HIV-1 Genotyping Kit or other genotyping kits to manage drug treatment of HIV and other selected diseases or other medical conditions. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as our products such as home brew genetic tests, phenotyping assay services, DNA probe-based diagnostic systems and other DNA sequencers. If our products are not accepted by the

                                       3
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clinical diagnostic market, our business, financial condition and results of operations will be materially harmed.

IF THE FDA DOES NOT PROHIBIT CERTAIN OF OUR COMPETITORS FROM USING HOME BREW GENOTYPING TESTS TO PROVIDE HIV DRUG RESISTANCE TESTING AND DRUG RESISTANCE REPORTS TO PHYSICIANS, WE WILL SUFFER A SIGNIFICANT COMPETITIVE DISADVANTAGE.

    Some of our competitors, including some large clinical laboratories, have developed home brew HIV genotyping tests which are not approved for clinical diagnostic use by the FDA or other regulatory agencies. The FDA has said that it will not require premarket approval of these home brew tests developed in-house by clinical laboratories if they are used exclusively by the laboratories for HIV monitoring and if the laboratories do not make any medical claims for their tests and provide only analytical results to their customers. We believe that some of these laboratories have interpreted the FDA policy to mean that they are permitted to use their home brew genotyping tests to conduct HIV drug resistance testing in the laboratories and provide drug resistance reports about specific patients to physicians, in direct competition with our TRUGENE HIV-1 Genotyping Kit. We believe, however, that the FDA policy prohibits the use of the HIV home brew genotyping tests for these purposes and that these laboratories are required to obtain FDA approval before using their genotyping tests in this fashion. We are not certain how the FDA will interpret, or whether and when it will enforce, its policy as it applies to these HIV home brew genotyping tests. If the FDA does not prohibit these laboratories from using their home brew genotyping tests in this fashion, we will be at a significant competitive disadvantage and our business, financial condition and result of operations will be materially harmed.

IF INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS DO NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS, OUR ABILITY TO SELL OUR PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET WILL BE IMPAIRED.

    Our ability to successfully sell our TRUGENE HIV-1 Genotyping Kit and other genotyping kits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, services that are determined to be investigational in nature or that are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from insurers or other third-party payors, we expect that few, if any, patients would be willing to pay for genotyping. In this case, our anticipated revenues will be substantially reduced, our ability to achieve profitability will be significantly impaired and our business, financial condition and results of operations will be materially harmed.

WE DO NOT HAVE MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET, WE CANNOT BE CERTAIN WE WILL SUCCESSFULLY DEVELOP THE MARKETING CAPABILITIES REQUIRED TO SELL OUR PRODUCTS TO THIS MARKET AND IN SOME MARKETS WE WILL BE DEPENDENT ON THE EFFORTS OF DISTRIBUTORS TO SELL OUR PRODUCTS.

    We have no experience marketing products to the clinical diagnostic market. We have built a sales force to sell our HIV OpenGene System in the clinical diagnostic market in North America and selected other countries. We began selling our HIV OpenGene System to the clinical diagnostic market in the United States in the fourth quarter of 2001. We cannot be certain that we will successfully market and sell our products to the clinical diagnostic market.

    We have granted rights to distribute our OpenGene Systems to distributors in the clinical diagnostic, clinical research, and research markets in many countries outside of the United States and

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Canada. Our ability to successfully sell products in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

    If we fail to successfully market our products, we will impede our ability to generate significant revenues and become profitable and our business, financial condition and results of operations will be materially harmed.

MANUFACTURING PROBLEMS COULD HAMPER OR DELAY OUR ABILITY TO INTRODUCE OUR PRODUCTS TO THE MARKETPLACE.

    We have limited experience in large-scale assembly and manufacturing of our products. Since we started assembling and manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. Our plant in Pittsburgh, Pennsylvania which manufactures our TRUGENE HIV-1 Genotyping Kit, currently has a limited production capacity. The construction of our new facility in Atlanta, Georgia is complete. We are currently testing the facility to ensure regulatory compliance. We expect our Atlanta facility to be cleared for full scale commercial production during the first six months of 2002. However, qualifying the facility for regulatory compliance may take longer than expected.

    Any significant delay in making the Atlanta facility fully operational will limit our ability to increase production. When we are in a position to increase production and begin manufacturing and assembling new products, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. We may also have difficulty complying with FDA quality system regulations at each of our facilities. If we experience these problems, we could be delayed in filling orders, shipping existing products and introducing new products to the marketplace. These problems could also adversely affect customer satisfaction and the market acceptance of our products.

WE MAY NOT RECEIVE APPROVAL OF CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM, AND THEREFORE, WE MAY NOT BE ABLE TO SELL OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET IN SOME FOREIGN COUNTRIES.

    We have obtained regulatory approval to sell our HIV OpenGene System to the clinical diagnostic market in the United States, France, Argentina and Canada. However, we are required to obtain approval from other regulatory authorities to sell our HIV OpenGene System to the clinical diagnostic market in some other countries. We believe we are currently able to sell our HIV OpenGene System to the clinical diagnostic market in the following European Union (EU) member states (in addition to France): Belgium, Luxembourg, United Kingdom, Holland, Scandinavia and Spain. We expect that further regulatory approvals will not be required in these EU member states until new EU wide regulations go into effect in December 2003. We anticipate being in compliance with the new EU regulations as they become effective. However, we cannot be certain that we will be able to meet any future EU regulations in a timely manner, or at all. In some EU and other counties, we may face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV OpenGene System to the clinical diagnostic market in any of these countries. In some cases, the failure to obtain approval could materially harm our business, financial condition and results of operations.

EACH TIME WE MAKE ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE MAY NEED TO SEEK ADDITIONAL FDA APPROVAL, WHICH MAY LENGTHEN THE TIME AND INCREASE THE COST OF BRINGING UPGRADED OR NEW PRODUCTS TO MARKET.

    We may need to seek additional FDA approval if we make changes to a product specifically approved by the FDA. We will be required to obtain prior clearance from the FDA for those product changes that could significantly affect safety or effectiveness. We also may be required to obtain similar foreign regulatory approval. To obtain additional approval for some types of changes, we may have to

                                       5
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conduct additional human clinical trials to demonstrate that the altered product will produce at least the same results as the approved product or will be as safe and effective as the approved product. Obtaining additional FDA or foreign regulatory approval is likely to be time consuming and costly and, as a result, we may experience delays in bringing these upgraded or new products to market.

    We expect to update the drug resistance algorithms, embedded in the software package included in our HIV OpenGene System, approximately every six months. FDA review and approval of any significant updates will be required. Based on informal discussions with the FDA, we expect that the FDA's review and approval of these updates will not exceed 90 days, provided we satisfy the FDA's approval requirements. However, there can be no assurance that such review process will not take longer. If the FDA's review process takes longer than 90 days, we may be delayed in bringing these updates to market.

WE MAY NOT RECEIVE APPROVAL OF THE FDA FOR OTHER PRODUCTS WE MAY DEVELOP, AND, THEREFORE, WE MAY NOT BE ABLE TO SELL OUR OTHER PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET IN THE UNITED STATES.

    In the future, we may seek FDA approval to sell other products, including other genotyping kits, for clinical diagnostic purposes in the United States.

    In order to obtain FDA approval for our other products we will have to submit an application supported by extensive human test data demonstrating the utility, reliability and performance of these products. We will also be required to show the FDA that we maintain good laboratory, clinical and manufacturing practices. The FDA approval process is lengthy and expensive. You should be aware of the following possibilities:

    - We may never obtain approval from the FDA to sell our other products to the clinical diagnostic market;

    - The FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

    - The additional testing, if any, may show that our other products are not reliable enough, and therefore cannot be authorized by the FDA, or the additional testing may show that our other products do not work as well as they need to for successful marketing, even if marketing is authorized by the FDA;

    - The additional, if any, testing may be too costly to carry out, either because we lack adequate funds or because the market potential for our other products does not justify the costs;

    - There may be significant delays in the FDA review process;

    - The FDA may approve the sale of our other products with conditions that could limit the market for these products or make them more difficult or expensive to sell than we anticipate; and

    - The FDA may seek to revoke marketing authorization for certain of our products for a variety of reasons.

    If we fail to receive FDA approval, if FDA approval is delayed or revoked, or if the FDA imposes conditions that make it difficult to sell or market our other products, we will be unable to carry out our business plan to sell our other products for clinical diagnostic use in the United States and our business, financial condition and results of operations could be materially harmed.

WE FACE CERTAIN RISKS WHICH MAY DELAY OR IMPEDE OUR ABILITY TO BRING OUR HEPATITIS C GENOTYPING KIT TO MARKET.

    We have developed a genotyping kit for hepatitis C which we plan to bring to market during 2002. Our hepatitis C genotyping kit identifies the specific hepatitis C subtypes a patient is most likely to

                                       6
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have contracted. The report generated does not provide information about a patient's drug resistance or recommend the use of specific drugs for treatment of that patient. We believe that FDA approval is not generally required for hepatitis C genotyping products which are used for epidemiological studies. However, the FDA has not provided definitive guidance as to whether a hepatitis C product used for the purpose and in the manner we intend our hepatitis C genotyping kit to be used, would require approval. We are aware of at least one product similar to ours that is being marketed and sold by a competitor without FDA approval. To our knowledge, the FDA has not advised that company that FDA approval is required to market and sell the product for the purposes for which it is intended to be used and has not initiated enforcement action to stop the marketing or sale of the product. We do not intend to seek FDA clearance to market our hepatitis C genotyping kit for the purposes for which it is intended to be used. However, we cannot be certain that the FDA will not determine that authorization is required for us to market and sell the hepatitis C genotyping kit for these purposes or direct us not to sell the kit without authorization. If we are required to obtain FDA approval in order to sell our hepatitis C genotyping kit, we will not be able to bring the product to market during 2002. The FDA approval process is lengthy and expensive and we may never receive FDA approval.

    We also may need to obtain a license for some of the components included in our hepatitis C genotyping kit before we are able to bring the product to market. We may not be able to obtain a license on acceptable terms or at all. If we are unable to obtain a license, our customers may be able to purchase the required components from a licensed supplier. Alternatively, we may be able to enter into distribution arrangements that would enable us to distribute the kit without a license. If we are unable to obtain a required license or if we are required to make alternate arrangements, we may not be able to bring the hepatitis C genotyping kit to market during 2002 or at all.

    If we are unable to bring our hepatitis C genotyping kit to market or if we encounter significant delays in doing so, our business, financial condition and results of operations will be materially harmed.

OUR BUSINESS IS, AND IN THE FUTURE MAY BECOME, SUBJECT TO ADDITIONAL REGULATIONS AND IF WE ARE UNABLE TO COMPLY WITH THEM OUR BUSINESS MAY BE MATERIALLY HARMED.

    Our reference laboratory in Atlanta, Georgia, is subject to stringent regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Atlanta laboratory is certified under CLIA and licensed by the State of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

    We are or may become subject to various other federal, state, provincial and local laws, regulations and recommendations. We are subject to various laws and regulations in Canada, the United States and Europe, relating to product emissions, use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with our research and development activities. If we fail to comply with these regulations, we could be fined, we may not be able to operate certain of our facilities or certain portions of our business, and we may suffer other consequences that could materially harm our business, financial condition or results of operations.

    We are unable to predict the extent of future government regulations or industry standards. You should assume that in the future there may be more government regulations or standards. New regulations or standards may result in increased costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

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IF WE ARE UNABLE TO CONTINUE DEVELOPING ADVANCED TECHNOLOGY, ADVANCED VERSIONS
OF OUR EXISTING PRODUCTS AND NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER, OUR ABILITY TO GENERATE REVENUE AND BECOME PROFITABLE WILL BE IMPAIRED.

    We believe that if we are to generate additional revenue and become profitable, we must continue to develop advanced technology, advanced versions of our existing products and new products. These technology and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully or timely develop any new technology, products or advanced versions of existing products, or that any new technology, products or advanced versions of existing products will achieve acceptance in the market. If we are unable to successfully develop new technology, products or advanced versions of existing products in the future or if those technologies or products are not accepted in the market, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations will be materially harmed.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION WILL BE HARMED.

    Our success will partly depend on our ability to obtain patents and licenses, and to protect our trade secrets.

    We own or jointly own numerous U.S. and foreign patents. We own or jointly own U.S. patent applications and foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. We cannot assure you that our patent applications will result in patents being issued in the United States or foreign countries. In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of patents that have been allowed. We also cannot assure you that any technologies or products that we may develop in the future will be patentable. In addition, competitors may develop products similar to ours that do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

    From time to time, we may be required to obtain licenses from third parties for some of the technology or components used or included in certain of our genotyping kits or other products. We cannot be certain that we will be able to obtain these licenses on acceptable terms or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be limited.

    To help protect our proprietary rights in unpatented trade secrets, we generally require our employees, consultants and advisors to sign confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be limited by, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop similar proprietary information and techniques, or otherwise gain access to our trade secrets.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

    Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we receive notices from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and, even if we prevail, the cost of such litigation

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could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license.
We cannot be certain that any required license would be available to us on acceptable terms, or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be impaired.
In addition, if we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

    The Board of Trustees of the Leland Stanford Junior University has filed a lawsuit in the United States District Court for the Northern District of California claiming that our TRUGENE HIV-1 Genotyping Kit infringes patents owned by the University. We have received an attorney opinion that we do not infringe any claim of the patents-in-suit. We do not believe that this legal action will have a material adverse effect on our business, financial condition or results of operations.

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE ONLY FROM LIMITED SOURCES AND OUR BUSINESS WILL SUFFER IF WE CANNOT OBTAIN THESE SPECIALIZED ITEMS USED IN OUR GENOTYPING KITS.

    Our genotyping kits include dyes, reagents and other chemicals supplied by third parties. Certain of these dyes, reagents and other chemicals are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products that we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt our analysis software and/or our DNA sequencing equipment to the new product, which could take time. If the genotyping kit is FDA approved, we may also be required to seek FDA approval for the altered genotyping kit if the alternative product were to substantially alter the performance of the genotyping kit or if the changes could significantly affect safety or effectiveness. This could cause delays in production and in bringing the altered genotyping kit to market.

    We currently purchase acrylamide, an important chemical used in our MicroCel cassettes, from one supplier. This supplier has informed us that it is experiencing financial hardship. Should this supplier go out of business, we will need to find an alternative source of acrylamide. We cannot be certain that we will be able to find a satisfactory alternate supplier. If we are unable to find an alternate reliable supplier, we may elect to manufacture acrylamide in our own facilities. We have no experience in this area and we cannot be certain that we will be able to do so successfully. If we are unable to locate reliable alternate supplies or make acrylamide on our own, our business could be materially harmed.

    We also use certain custom-designed components supplied by third parties in our DNA sequencers and other equipment. We believe that there are alternate suppliers for these custom-designed parts. However, we will incur costs in switching to alternate suppliers and will likely experience delays in production of the products that use any of these parts until such time as we are able to locate alternate suppliers or parts on acceptable terms.

WE ARE DEPENDENT ON OUR LICENSE FOR THE POLYMERASE CHAIN REACTION TECHNOLOGY WE USE IN MOST OF OUR GENOTYPING KITS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS TERMINATED.

    We license the polymerase chain reaction technology that we use in most of our genotyping kits from Roche Molecular Systems, Inc. and F. Hoffmann-La
Roche Ltd. This license is not exclusive, and therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for this license. The license is for the life of the patents included within the licensing agreement. The license may be terminated by Roche Molecular Systems and F. Hoffman-La Roche prior to the expiration under certain limited circumstances. The termination of this license would have a material adverse effect on our ability to produce or sell our TRUGENE HIV-1 Genotyping Kit and our other genotyping kits that use this technology. Consequently, we could experience a deterioration of anticipated future sales of those genotyping kits and further losses, and our business could be materially harmed.

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WE ARE DEPENDENT ON OUR LICENSE FOR CERTAIN TECHNOLOGY WE USE IN OUR DNA
SEQUENCING INSTRUMENTS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS
TERMINATED.

    We license certain intellectual property owned or exclusively licensed by Applera Corporation, Applied Biosystems Group, which we refer to in this prospectus as Applera. The license enables us to utilize certain Applera technology to manufacture and sell our DNA sequencing instruments, as well as manufacture and sell clinical sequencing kits to run on DNA sequencing instruments manufactured by us, Applera and certain other third parties. We are required to pay royalties to Applera for this license. The license is for the life of the patents included within the licensing agreement. Either party may terminate the agreement under certain limited circumstances. The termination of this license would have a material adverse effect on our ability to produce or sell our DNA sequencing instruments and genotyping kits. Consequently, we could experience a deterioration of anticipated future sales of our genotyping kits and further losses, and our business could be materially harmed.

WE FACE SUBSTANTIAL COMPETITION FROM MANY COMPANIES, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

    The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

    - purveyors of home brew genetic tests, which may not have undergone clinical validation and have not been approved by the FDA or other regulatory agencies, including Laboratory Corporation of America Holdings, Quest Diagnostics Inc. and Specialty Laboratories, Inc.

    - manufacturers of genotyping test kits, including the Celera Diagnostics division of Applera;

    - purveyors of phenotyping assay services, including ViroLogic, Inc. and Tibotec-Virco NV;

    - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson; and

    - manufacturers and distributors of DNA sequencers such as Applera, Amersham Pharmacia Biotech, Inc., LI-COR, Inc., Hitachi, Ltd. and Beckman
      Coulter, Inc.

    Many of our competitors have much greater financial, technical research and development resources and production and marketing capabilities than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. If any of our competitors were to devote significant resources to developing an integrated solution for genotyping, we would experience significantly more competitive pressure. We cannot predict whether we could successfully compete with these pressures and, if we are unable to do so, our business, financial condition and results of operations could suffer.

WE MAY NOT BE ABLE TO HIRE OR RETAIN THE QUALIFIED SCIENTIFIC, TECHNICAL, MANAGEMENT AND SALES AND MARKETING PERSONNEL WE REQUIRE.

    Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We also must hire additional qualified management and sales and marketing personnel as our business expands. Competition in our industry for scientific, technical, management, and sales and marketing personnel is intense and we cannot assure you that we will be able to hire a sufficient number of qualified personnel. Loss of the services of our key personnel in these areas could adversely affect our research and development and sales and marketing programs and could impede the achievement of our goals. We do not maintain key man life insurance on any of our personnel.

IF WE ARE UNABLE TO MANAGE OUR ANTICIPATED FUTURE GROWTH WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

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    If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, marketing, distribution, customer support and other operational and administrative resources and systems. To accommodate future growth, we may add staff and information and other systems. We cannot guarantee that we will be able to do so or that, if we do so, we will be able to effectively integrate them into our existing staff and systems. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues as compared to our planned expenditures will materially harm our business, financial condition, and results of operations. If we are unable to manage our growth, we may not be able to implement our business plan and our business, financial condition and results of operations will be materially harmed.

IF WE ARE UNABLE TO EFFECTIVELY INTEGRATE FUTURE ACQUISITIONS OF NEW OR COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

    We have made and in the future may make acquisitions of complementary businesses, products, services or technologies. We have limited experience in integrating newly acquired organizations into our operations. Acquisitions expose us to many risks, including:

    - difficulty in assimilating technologies, products, personnel and operations;

    - diversion of management's attention from other business concerns;

    - large write-offs and amortization expenses related to goodwill and other intangible assets;

    - entering markets in which we have no or limited experience; and

    - incurrence of debt or assumption of other liabilities.

    The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

    In addition, if we issue additional securities in connection with an acquisition, the ownership interests of our existing securities holders will be diluted.

WE MAY BE SUED BY CLINICIANS, PATIENTS OR THIRD-PARTY PAYORS AND OUR INSURANCE MAY NOT SUFFICIENTLY COVER ALL CLAIMS BROUGHT AGAINST US.

    The testing, manufacturing, sale, marketing and use of our products exposes us to the risk of product liability claims. In addition, clinicians, patients, third-party payors and others may at times seek damages based on testing or analysis errors based on a technician's misreading of the sequencing results, mishandling of the patient samples or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. A liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS.

    We sell our products in many countries and operate offices in North America and Europe. Therefore, we are subject to certain risks that are inherent in an international business. These include:

    - varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

    - tariffs, customs, duties and other trade barriers;

    - difficulties in managing foreign operations and foreign distribution partners;

    - longer payment cycles and problems in collecting accounts receivable;

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    - fluctuations in currency exchange rates;

    - political risks;

    - foreign exchange controls that may restrict or prohibit repatriation of funds;

    - varying laws relating to, among other things, employment and employment termination;

    - export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

    - seasonal reductions in business activity in certain parts of the world;
      and

    - potentially adverse tax consequences.

    Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO RAISE CAPITAL WHEN NECESSARY ON ACCEPTABLE TERMS.

    At this time, our sales are not sufficient to meet our anticipated financing requirements. Based on our current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 15 to 18 months. However, the amount of funds that we will need during this period will be determined by many factors, some of which are beyond our control. These factors, among others, include:

    - our success in selling our HIV OpenGene System to the clinical diagnostic market;

    - our ability to acquire and protect intellectual property important to our business through patents, licenses or other arrangements;

    - our success in introducing new products during the period;

    - the costs of conducting clinical trials;

    - regulatory costs incurred in bringing products to market;

    - our need to defend claims that our products may infringe the intellectual property rights of others;

    - the costs of acquiring and integrating any new business or technologies during the period; and

    - our incurring significant fixed overhead and other expenses prior to increasing our revenues.

    We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of this 15 to18 month period. If we need to obtain funds, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

WE MAY REQUIRE APPROVAL OF THE HOLDERS OF OUR SERIES A PREFERRED SHARES IN ORDER TO OBTAIN CERTAIN TYPES OF FINANCING AND WE MAY BE PREVENTED FROM OBTAINING THESE TYPES OF FINANCING BY THE HOLDERS OF OUR SERIES A PREFERRED SHARES.

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    We will be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. Also, under certain circumstances, if we propose to sell equity securities, including debt securities convertible into equity securities, certain holders of our Series A preferred shares will be entitled to preemptive rights which allow them to purchase a proportional amount of the securities being offered. We will also be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

OUR U.S. INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

    Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 2000 there can be no assurance that we will not be treated as a PFIC in 2001 or 2002. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We also would be a PFIC if at least 50% of the value of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities.

    For the 2000 taxable year and for the first nine months of the 2001 taxable year, approximately 12% and 15%, respectively, of our assets averaged over these taxable periods produced, or were held for the production of, passive income, and approximately 26% and 18%, respectively, of our gross income was passive income.

    If we become a PFIC, many of our U.S. shareholders will, in absence of certain elections as discussed below, be subject to the following adverse tax consequences:

    - They will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gain from the sale or other disposition of our common shares;

    - They will be required to pay interest on taxes allocable to prior periods; and

    - The tax basis of our common shares will not be increased to fair market value at the date of their deaths.

    If we become a PFIC, our U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which we were a PFIC and during which our U.S. shareholders held our common shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election, will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

    If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. Our U.S. shareholders should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very

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complex. Our U.S. shareholders are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, our U.S. shareholders should review "Item 10. Additional Information--Taxation--U.S. Federal Income Tax Considerations--Tax Status of the Company--Passive Foreign Investments Companies of our Annual
Report on Form 20-F for a more detailed description of the PFIC rules and how they may affect their ownership of our common shares.

OUR AMENDED ARTICLES OF INCORPORATION AND BY-LAWS CONTAIN CERTAIN PROVISIONS THAT MAKE IT DIFFICULT FOR A THIRD-PARTY TO ACQUIRE OUR COMPANY EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS AND, THEREFORE, OUR SHAREHOLDERS MAY NOT BE ABLE TO MAXIMIZE THE RETURN ON THEIR INVESTMENT.

    Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that with the approval of our Series A Preferred Shareholders, we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

    In addition, we have a "classified" Board of Directors, which means that only approximately one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors, it would take at least two years to remove a majority of the existing directors, and three years to change all directors. Also, the holders of our Series A preferred shares are entitled to vote as a class for one director. The Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. If we do not redeem our Series A preferred shares as required during 2006, 2007, and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required.

    Having a classified Board of Directors and these special rights of the Series A preferred shareholders may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of our shareholders.

BECAUSE OUR PREFERRED SHAREHOLDERS ARE ENTITLED TO CERTAIN PREFERENCES OVER OUR COMMON SHAREHOLDERS, UNDER CERTAIN CIRCUMSTANCES, OUR COMMON SHAREHOLDERS MAY NOT RECEIVE A RETURN OF THE FULL AMOUNT THEY HAVE INVESTED IN OUR COMPANY.

    In July 1999, we issued 33,948 Series A preferred shares and as of December 31, 2001, 25,153 remained outstanding. Our Series A preferred shares entitle the holders to certain preferences over our common shares, including the following:

    - we may not issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of a majority of the Series A preferred shares;

    - we may not issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares are paid in full; and

    - if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares are entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $25.2 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution.

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THE VOLATILITY OF THE STOCK MARKET COULD DRIVE DOWN THE PRICE OF OUR COMMON
SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

    The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common shares.

    In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. These broad market fluctuations may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

FUTURE SALES BY EXISTING SHAREHOLDERS MAY LOWER THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

    As of December 31, 2001, we had 22,099,085 outstanding voting shares. This includes 2,901,894 shares issuable upon conversion of our Series A preferred shares. All of these shares (including the common shares to be issued upon conversion of the Series A preferred shares) are eligible for sale under Rule 144, pursuant to currently effective registration statements, or are otherwise freely tradable. In addition:

    - Our officers and directors own options to acquire an additional 1,031,376 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued. Our officers and directors also own 898,223 shares that may be sold subject to volume restrictions imposed by Rule 144.

    - Our employees and consultants who are not deemed affiliates hold options to buy a total of 1,153,764 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

    - We may issue options to purchase up to an additional 27,541 shares under our share option plans. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

    - Our Board of Directors has approved, pending shareholder approval, the issuance of options to purchase an additional 1,000,000 shares under our 2000 Employee Option Plan and has granted options to officers and employees, pending shareholder approval, to purchase 216,000 of these shares, which are not reflected in the option numbers shown above. The shares to be issued upon exercise of these options have not been registered and may be freely sold only pursuant to an effective registration statement.

    Sales of substantial amounts of common shares into the public market could lower the market price of our common shares.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which equals approximately 191,972 common shares as of December 31, 2001) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

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                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

    - our expectations about our financial performance;

    - acceptance of our products in the clinical diagnostic market;

    - acceptance of genotyping in the clinical diagnostic market;

    - our marketing and sales plans;

    - our expectations about the markets for our products;

    - the performance of our products;

    - our intention to introduce new products;

    - our future capital needs;

    - FDA and other regulatory approval for certain of our products;

    - reimbursement of our products by insurance companies and other third-party payors;

    - our ability to compete in the research, clinical research and clinical diagnostic markets;

    - our patent applications; and

    - our expectations about the effect of the existing lawsuit against our company.

    We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors" including, among others:

    - uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

    - failure of the FDA to take enforcement action to restrict the use of home brew genotyping tests to provide drug resistance reports to physicians and other healthcare providers in the clinical diagnostic market in the United States;

    - refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

    - problems that we may face in bringing our hepatitis C genotyping kit to market;

    - problems that we may face in manufacturing, marketing and distributing our products;

    - delays in obtaining, or our inability to obtain, approval by the FDA for changes made to FDA-approved products;

    - delays in obtaining, or our inability to obtain, approval by certain foreign regulatory authorities for our HIV OpenGene System and certain of our other products for the clinical diagnostic market;

    - delays in obtaining, or our inability to obtain, approval by the FDA for certain of our other products for the clinical diagnostic market;

    - problems, delays and expenses we may face with our proposed clinical trials;

    - problems in acquiring and protecting intellectual property important to our business through patents, licenses and other agreements;

    - our ability to successfully defend claims that our products may infringe the intellectual property rights of others;

    - problems with important suppliers and business partners;

    - delays in developing, or the failure to develop, new products and enhanced versions of existing products; and

    - the timing of our future capital needs or our inability to raise additional capital when needed.

    We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this prospectus might not transpire.

                        CAPITALIZATION AND INDEBTEDNESS

    The following table shows our capitalization as of September 30, 2001, on an actual basis, and on an as adjusted basis, after giving effect to the issuance of 2,637,890 common shares sold on December 24, 2001. This does not include 3,850,217 common shares that are being registered under this registration statement, of which this prospectus is a part, since these shares are not yet issued. These shares will be issued upon exercise of warrants or conversion of Series A preferred shares, held by certain shareholders.

    You should carefully read our Consolidated Financial Statements and the Notes to those statements incorporated into this prospectus by reference.

                                                              SEPTEMBER 30, 2001   SEPTEMBER 30, 2001
                                                              ------------------   ------------------
                                                                    ACTUAL            AS ADJUSTED
                                                                (IN THOUSANDS)       (IN THOUSANDS)
Series A mandatorily redeemable convertible preferred
  shares, no par value, 33,950 authorized, 33,948 issued and
  25,153 outstanding, actual and as adjusted................       $  25,998            $  25,998
                                                                   ---------            ---------

Shareholders' equity:

  Preferred shares, no par value, unlimited shares
    authorized, no shares issued and outstanding, actual and
    as adjusted.............................................              --                   --

  Common shares, no par value, unlimited shares authorized,
    16,510,484 shares issued and outstanding, actual;
    19,148,374 shares issued and outstanding, as adjusted...         172,129              194,029

Other equity................................................          (3,444)              (3,444)

Cumulative translation adjustment...........................            (909)                (909)

Accumulated deficit.........................................        (120,846)            (120,846)
                                                                   ---------            ---------

    Total shareholders' equity..............................          46,930               68,830
                                                                   ---------            ---------

    Total capitalization....................................       $  72,928            $  94,828
                                                                   =========            =========

    The number of common shares outstanding excludes:

    - 2,135,316 common shares reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $18.02;

    - 137,546 common shares reserved for future issuance under our Employee Option Plan;

    - 15,000 common shares reserved for future issuance under our Director Share Option Plan;

    - 936,473, actual, and 941,795, as adjusted, common shares reserved for issuance under outstanding warrants at a weighted average price of $12.02 and

    - 2,767,692, actual, and 2,839,188, as adjusted, common shares issuable upon conversion of the Series A preferred shares as of September 30, 2001. The number of common shares issuable upon conversion of our Series A preferred shares will increase as the dividends on the Series A preferred shares accrue.

    In addition, our Board of Directors has approved, pending shareholder approval, the issuance of options to purchase an additional 1,000,000 shares under our 2000 Employee Option Plan, which are not reflected in the option numbers shown above.

                            NATURE OF TRADING MARKET

    Our common shares are traded on the Nasdaq National Market under the symbol "VGIN". Our common shares are not listed or quoted for trading on securities markets outside of the United States. The following table sets forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market. Our Series A preferred shares are not listed or quoted for trading on any securities market.

                                                                    HIGH               LOW
                                                              ----------------   ---------------
ANNUAL MARKET PRICES
  Fiscal Year ended December 31, 1997.......................            $14.25             $2.38
  Fiscal Year ended December 31, 1998.......................            $14.00             $6.00
  Fiscal Year ended December 31, 1999.......................            $34.63             $8.88
  Fiscal Year ended December 31, 2000.......................           $119.13            $19.38
  Fiscal Year ended December 31, 2001.......................            $37.45             $8.76

QUARTERLY MARKET PRICES

  FISCAL YEAR ENDED DECEMBER 31, 2000
  First Quarter.............................................           $119.13            $29.00
  Second Quarter............................................            $50.44            $19.38
  Third Quarter.............................................            $49.38            $28.00
  Fourth Quarter............................................            $44.25            $21.75

  FISCAL YEAR ENDED DECEMBER 31, 2001
  First Quarter.............................................            $37.45            $14.13
  Second Quarter............................................            $24.97            $12.16
  Third Quarter.............................................            $27.10            $16.16
  Fourth Quarter............................................            $20.25             $8.76

  FISCAL YEAR ENDED DECEMBER 31, 2002
  First Quarter (through January 23, 2002)..................            $11.59             $8.15

MONTHLY MARKET PRICES
  July 2001.................................................            $24.00            $18.75
  August 2001...............................................            $26.84            $20.60
  September 2001............................................            $27.10            $16.16
  October 2001..............................................            $20.25            $14.05
  November 2001.............................................            $15.30             $8.95
  December 2001.............................................            $12.62             $8.76
  January 2002 (through January 23, 2002)...................            $11.59             $8.15

                                DIVIDEND POLICY

    SERIES A PREFERRED SHARES. Dividends on our Series A preferred shares accrue at the rate of 9% per year during the first three years after issuance (through July 15, 2002), and, beginning on July 15, 2002, at the rate of 4% per year. Dividends may not be paid until July 15, 2002. Beginning on July 15, 2002, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

    COMMON SHARES. We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included in our Annual Report on Form 20-F, incorporated into this prospectus by reference. The Consolidated Statement of Operations data for fiscal years 1998, 1999 and 2000 and the Consolidated Balance Sheet data as at December 31, 1999 and 2000, as set forth below, have been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements appears in our Annual Report on Form 20-F, incorporated into this prospectus by reference. The Consolidated Statement of Operations data for fiscal years 1996 and 1997 and the Consolidated Balance Sheet data as at December 31, 1996, 1997 and 1998, as set forth below, have been derived from audited consolidated financial statements not included in this prospectus. The Consolidated Statement of Operations data for the nine-month period ended September 30, 2000 and 2001 and the Consolidated Balance Sheet data as at September 30, 2001 are derived from unaudited consolidated financial statements included in our Report on Form 6-K Filing No. 1 for the Month of November, 2001, incorporated into this prospectus by reference, which in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such period. Historical results are not necessarily indicative of results to be expected for any future period.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                            NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                       ---------------------------------------------------------------   ------------------------
                                            1996          1997        1998        1999         2000         2000         2001
                                       --------------   ---------   ---------   ---------   ----------   ----------   -----------
                                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Sales..............................  $          978   $   3,033   $  10,875   $  13,627   $   13,073   $   10,060   $   10,389
  Cost of sales......................             561       1,995       6,673       9,273       10,134        7,564        7,424
                                       --------------   ---------   ---------   ---------   ----------   ----------   ----------
  Gross margin.......................             417       1,038       4,202       4,354        2,939        2,496        2,965
  Sales, general and administrative
    expense..........................           3,377       7,448      11,516      19,074       28,571       20,142       25,006
  Research and development expense...           2,745       4,123       6,289       7,935       10,606        7,859        7,955
  Other expense......................              --         654         420       1,329           --           --        1,920
                                       --------------   ---------   ---------   ---------   ----------   ----------   ----------
  Loss from operations before
    interest.........................          (5,705)    (11,187)    (14,023)    (23,984)     (36,238)     (25,505)     (31,916)
  Interest income....................             609         774         264         695        4,481        3,304        2,290
  Interest and financing expense.....             (69)         (3)     (1,132)     (1,998)         (17)          (9)          (8)
                                       --------------   ---------   ---------   ---------   ----------   ----------   ----------
  Net loss...........................          (5,165)    (10,416)    (14,891)    (25,287)     (31,774)     (22,210)     (29,634)
  Cumulative preferred dividends and
    accretion of discount
    attributable to preferred
    shares...........................              --          --          --      (1,770)      (3,656)      (2,806)      (2,539)
  Net loss attributable to common
    shareholders.....................  $       (5,165)  $ (10,416)  $ (14,891)  $ (27,057)  $  (35,430)  $  (25,016)  $  (32,173)
                                       ==============   =========   =========   =========   ==========   ==========   ==========
  Net loss per common share..........  $        (0.89)  $   (1.48)  $   (1.91)  $   (2.73)  $    (2.42)  $    (1.77)  $    (1.96)
                                       ==============   =========   =========   =========   ==========   ==========   ==========
  Weighted average number of common
    shares outstanding...............       5,791,367   7,059,578   7,782,094   9,916,954   14,612,172   14,125,983   16,385,987

                                                                                                                    SEPTEMBER 30,
                                                               1996       1997       1998       1999       2000         2001
                                                             --------   --------   --------   --------   --------   -------------
                                                                                                                     (unaudited)
BALANCE SHEET DATA:
  Cash and short-term investments..........................  $18,928    $ 7,588    $11,274    $42,688    $80,399      $ 40,708
  Working capital..........................................   20,061      9,561      8,432     45,319     78,107        38,436
  Total assets.............................................   22,606     13,936     27,783     58,640    110,356        83,001
  Indebtedness.............................................       --         --      7,495         --         --            --
  Mandatorily redeemable convertible preferred shares......       --         --         --     27,556     24,397        25,998
  Accumulated deficit......................................   (8,845)   (19,260)   (34,151)   (59,438)   (91,212)     (120,846)
  Shareholders' equity.....................................   21,795     12,610     14,579     24,351     76,845        46,930

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

OVERVIEW

    We began operations in 1993. Until 1996, we devoted substantially all of our resources to the research and development of our technology and products. In late 1996, we began manufacturing and selling our products to the research and clinical research markets.

    On September 26, 2001, we received clearance from the FDA to market our TRUGENE HIV-1 Genotyping Kit for clinical use in the United States. We began selling our TRUGENE HIV-1 Genotyping Kit to the clinical diagnostic market in the U.S. during the fourth quarter of 2001.

    In December 2000, we received approval from French regulatory authorities to sell our HIV OpenGene System to the clinical diagnostic market in France, and during 2001, we also received approval from the appropriate regulatory authorities to sell our HIV OpenGene System to the clinical diagnostic markets in Canada and Argentina.

    Our products and services include:

    - GENOTYPING KITS AND OTHER CONSUMABLES. Genotyping kits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

    - SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

    - TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services in the United States. During the third quarter of 2000 we began to phase-out our testing, sequencing and services business in Europe.

    During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of genotyping kits and other consumables initially to the research and clinical research markets and, subject to FDA and foreign regulatory approval, as applicable, to the clinical diagnostic market. As part of this strategy, we may sell our DNA sequencers at reduced prices, or place DNA sequencers at no cost, to customers who commit, or to customers who we anticipate will commit, to purchase significant quantities of genotyping kits and other consumables. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our TRUGENE HIV-1 Genotyping Kit and other genotyping kits to the clinical diagnostic market. In addition, in 1998 and 1999, we sometimes bundled our DNA sequencers and genotyping kits for sale at reduced prices. We discontinued the practice of bundled sales in the second half of 1999.

    During 2000, in anticipation of our receiving regulatory approval of our TRUGENE HIV-1 Genotyping Kit, we began to de-emphasize marketing and sales of equipment to the research market and sales of testing, sequencing and other services. We have continued to market and sell equipment and genotyping kits to the clinical research market for research and investigational purposes. We anticipate that during 2002 the vast majority of our revenue will be generated by sales of genotyping kits and other consumables to the clinical diagnostic market.

OUR OPERATIONS

    SALES. Sales consist of revenues from the sale of genotyping kits and other consumables, sequencing systems, as well as from the sale of testing services. Sales include shipping charges, but exclude sales and excise taxes. Revenues from the sale of our products are recognized when evidence of an arrangement exists, shipment occurs and title passes to the customer or distributor, sales price is fixed or determinable and there is a reasonable assurance of collectibility. Revenue from the sale of testing and other services are recognized when evidence of an arrangement exists, the services are provided, sales price is fixed or determinable and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and genotyping kits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the retail prices typically charged for such components if they were sold individually rather than as part of the bundle.

    We sell our products in North America, Europe, Asia, Australia, Africa and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we sell our products through distribution, marketing or agency agreements with leading distributors.

    For an analysis of sales by product segment and geographic market for 2000, 1999 and 1998, see Note 14 to our Consolidated Financial Statements found in our Annual Report on Form 20-F incorporated into this prospectus by reference, and for an analysis of sales by product segment for the nine months ended
September 30, 2001 and 2000, see Note 8 to our Consolidated Financial Statements found in our Report on Form 6-K Filing No. 1 for the month of November, 2001, incorporated into this prospectus by reference.

    COST OF SALES. Cost of sales consists of manufacturing costs including materials, labor and overhead chargeable to inventory, royalties paid on product sales and amortization of instruments placed with customers. The gross margin from sales of our products and services varies depending on product category, sales volumes, distribution channel and geographic market. Gross margin is calculated by subtracting cost of sales from sales.

    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist primarily of salaries and related expenses, advertising and trade shows, occupancy costs, utilities, professional fees, consulting fees, travel costs, capital taxes, depreciation of fixed assets, amortization of license fees and amortization of costs related to patent acquisition.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for employees engaged in research and development, occupancy costs, consulting fees, travel costs, depreciation and amortization of fixed assets and costs related to FDA clinical trials for our HIV OpenGene System.

    INTEREST INCOME. Interest income consists of income earned on cash, cash equivalents and marketable securities.

    INTEREST AND FINANCING EXPENSE. Interest and finance expense consists of interest paid or accrued, and amortization of warrant costs and other financing expenses.

    Our financial statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2001 TO NINE MONTHS ENDED
  SEPTEMBER 30, 2000

    SALES. Sales increased 3% to $10.4 million for the nine months ended September 30, 2001, from $10.1 million for the nine months ended September 30, 2000. The increase resulted from an increase in sales of genotyping kits and consumables offset, in part, by a decline in sequencing system sales and services revenue. For the nine months ended September 30, 2001, sales of genotyping kits and consumables increased to $8.1 million from $5.8 million in the comparable period of 2000, while sales of sequencing systems and services decreased to $2.1 million and $0.2 million, respectively, for the nine months ended September 30, 2001, from $3.9 million and $0.4 million, respectively, for the comparable period of 2000. The decrease in sales of sequencing systems in the nine months September 30, 2001, reflects the decision made, in the second half of 2000, to de-emphasize sales of sequencing systems to the research market. The decline in services revenue is due primarily to the phase out of testing services in Europe beginning in the third quarter of 2000. During the nine months ended September 30, 2001, sales of genotyping kits and consumables accounted for 78% of total sales, compared to 57% of sales in the comparable period of 2000. For the nine months ended September 30, 2001 sales of sequencing systems and testing services accounted for 20% and 2%, respectively, of total sales, compared to 39% and 4%, respectively, for the comparable period of 2000.

    Sales in North America, Europe, Japan and the rest of the world were $5.1 million, $4.0 million, $1.0 million and $0.3 million, respectively, for the nine months ended September 30, 2001, as compared to $5.0 million, $3.9 million, $0.9 million and $0.3 million, respectively, for the comparable period of 2000. During the nine months ended September 30, 2001, sales to Amersham International PLC accounted for approximately 10% of sales, of which 8% comprised sequencing systems and 2% comprised genotyping kits and other consumables. During the comparable period of 2000, the sales to Amersham accounted for approximately 12% of sales, of which 11% comprised sequencing systems and 1% comprised genotyping kits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

    COST OF SALES. Cost of sales decreased 2% to $7.4 million for the nine months ended September 30, 2001, from $7.6 million for the nine months ended September 30, 2000. For the nine months ended September 30, 2001, cost of sales aggregated 71% of sales, compared to 75% for the comparable period of 2000. The decrease in cost of sales as a percentage of sales was primarily due to the increase, as a percentage of sales, in sales of genotyping kits and consumables which on a percentage basis have a lower cost of sales than do sales of sequencing systems.

    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 24% to $25.0 million for the nine months ended September 30, 2001, from $20.1 million for the nine months ended September 30, 2000. These increases resulted primarily from:

    - Start up costs related to our new Atlanta manufacturing facility;

    - Costs associated with the opening, in July 2000, of a North American sales and administrative facility in Atlanta;

    - Amortization of license fees for license agreements entered into in 2000; and

    - Continued expansion of our sales force and marketing activities in North America and Europe.

    Sales and marketing expenses included in sales, general and administrative expenses for the nine months ended September 30, 2001 increased 12%, to $11.2 million, from $10.0 million for the nine months ended September 30, 2000.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 1% to $8.0 million for the nine months ended September 30, 2001, from $7.9 million for the nine months ended September 30, 2000.

    EXIT AND TERMINATION COSTS. During the nine months ended September 30, 2001, we incurred exit and termination costs of $1.9 million. Of this amount, $1.2 million related to the transfer of certain research and development activities from our Toronto facility to our facilities in Atlanta and Cambridge, England (which we acquired in September 2001), and $0.5 million related to the planned transfer of genotyping kit manufacturing from Pittsburgh to our new manufacturing facility in Atlanta. In addition, $0.2 million related to the sub-lease of a facility in Norcross, Georgia that was vacated in 1999 in connection with the relocation of certain activities to Atlanta.

    There were no exit and termination costs in 2000.

    INTEREST INCOME. Interest income decreased to $2.3 million for the nine months ended September 30, 2001, from $3.3 million for the nine months ended September 30, 2000. The decrease is due to lower average cash balances and lower average interest rates earned on invested cash during the nine months ended September 30, 2001.

    CUMULATIVE PREFERRED DIVIDENDS AND ACCRETION OF DISCOUNT ATTRIBUTABLE TO PREFERRED SHARES. Cumulative preferred dividends and accretion of discount attributable to preferred shares decreased 10% to $2.5 million for the nine months ended September 30, 2001, from $2.8 million for the nine months ended September 20, 2000. The decrease is due to having fewer Series A preferred shares outstanding. In September 2000 a holder of the Series A preferred shares converted 7,795 shares into common shares, and in March 2001 a second holder of the Series A preferred shares converted 1,000 shares into common shares.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 2000 TO FISCAL YEAR ENDED
  DECEMBER 31, 1999

    SALES. Sales declined 4% to $13.1 million in 2000, from $13.6 million in 1999. The decline resulted from a decrease in sequencing systems sales and services revenue offset, in part, by an increase in sales of our genotyping kits and other consumables. In 2000, sales of sequencing systems decreased to $4.5 million from $7.7 million in 1999. The decrease in sales of sequencing systems in 2000 reflects our decision to de-emphasize the sale of sequencing systems to the research market. Services sales decreased from $1.2 million in 1999 to $0.4 million in 2000. The decline in services sales is due primarily to the phase-out of testing services in Europe beginning in the third quarter of 2000, and to our decision to temporarily re-deploy many of our testing services personnel in North America to assist in completing our FDA submission. During 2000 sales of genotyping kits and other consumables increased to $8.2 million from $4.7 million in 1999. In 2000, sequencing systems accounted for 35% of total sales, compared to 57% of total sales in 1999. In 2000, genotyping kits and other consumables accounted for 62% of total sales, compared to 35% of sales in 1999. Testing services accounted for 3% of total sales, compared to 8% of total sales in 1999.

    Sales in North America, Europe, Japan and the rest of the world were $6.6 million, $5.0 million, $0.9 million and $0.6 million, respectively, for 2000, as compared to $5.2 million, $5.5 million, $1.6 million and $1.3 million, respectively, during 1999. During 2000, Amersham International PLC accounted for approximately 11% of sales, of which 10% comprised sequencing systems and 1% comprised genotyping kits and other consumables. During 1999, the sales to Amersham accounted for approximately 21% of sales, of which 19% comprised sequencing systems and 2% comprised genotyping kits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

    COST OF SALES. Cost of sales increased 9% to $10.1 million in 2000, from $9.3 million in 1999. In 2000, cost of sales aggregated 78% of sales, compared to 68% of sales in 1999. The increase in cost of sales as a percentage of sales was primarily related to amortization of DNA sequencing systems placed, at no cost, with clinical customers and an increase in discarded materials and other costs attributable to the manufacturing scale up associated with the anticipated U.S. launch of our TRUGENE HIV-1 Genotyping Kit.

    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 50% to $28.6 million in 2000, from $19.1 million in 1999. The increase resulted primarily from:

    - Increased payroll and personnel costs due to continued growth of our business;

    - Costs associated with opening a North American sales and administrative facility in Atlanta;

    - Amortization of license fees for license agreements entered into in 2000;

    - Continued growth of our quality control and regulatory departments; and

    - Continued expansion of our sales force and our marketing activities in North America and Europe.

    Sales and marketing expenses included in sales, general and administrative expenses increased 21% to $13.4 in 2000, from $11.1 million in 1999.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 34% to $10.6 million in 2000, from $7.9 million in 1999. This increase resulted primarily from increased costs for consultants and increased purchases of laboratory supplies related to preparing our FDA submission.

    EXIT AND TERMINATION COSTS. There were no exit and termination costs in 2000. During 1999, we incurred exit and termination costs of $1.3 million. Of this amount, $0.8 million related to the transfer of certain of our activities to the new facility in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

    INTEREST INCOME. Interest income increased to $4.5 million in 2000, from $0.7 million in 1999. This increase reflects interest earned on higher average cash balances as a result of the approximately $30.0 million of cash proceeds received from our July 1999 issuance of Series A preferred shares, approximately $26.7 million of cash proceeds received from our December 1999 private placement of common shares and approximately $75.4 million of cash proceeds received from our April 2000 follow-on public offering of common shares.

    INTEREST AND FINANCING EXPENSE. Interest and financing expense decreased to approximately nil in 2000, from $2.0 million in 1999. The decrease is due to the repayment in July 1999, concurrent with the issuance of the Series A preferred shares, of our outstanding loans.

    CUMULATIVE PREFERRED DIVIDENDS AND ACCRETION OF DISCOUNT ATTRIBUTABLE TO PREFERRED SHARES. Cumulative preferred dividends and accretion of discount attributable to preferred shares increased to $3.7 million in 2000, from $1.8 million in 1999. The increase reflects a full year's dividends and amortization of discount on the Series A preferred shares issued in July 1999.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1999 TO FISCAL YEAR ENDED
  DECEMBER 31, 1998

    SALES. Sales increased 25% to $13.6 million in 1999, from $10.9 million in 1998. This increase resulted from increased sales of our genotyping kits and other consumables. In 1999, 340 sequencing systems were sold, as compared to 412 sequencing systems sold in 1998. The decrease in sequencing systems sold in 1999 as compared to 1998 is due to a decline in Seq4x4 sales to Amersham, which decreased from 273 units in 1998 to 85 units in 1999. In 1998 Amersham began to actively market the

Seq4x4 and initial sales were high as Amersham filled their distribution pipeline. Subsequently, Amersham's marketing effort has been transferred to the Long-Read Tower at a higher unit price but lower anticipated volume. In 1999, sequencing systems accounted for 57% of total sales, compared to 74% of total sales in 1998. In 1999, genotyping kits and other consumables accounted for 35% of total sales, compared to 13% of total sales in 1998. Testing services accounted for 8% of sales in 1999, compared to 13% of sales in 1998.

    Sales in North America, Europe, Japan and the rest of the world were $5.2 million, $5.5 million, $1.6 million and $1.3 million, respectively, for 1999, as compared to $4.4 million, $4.6 million, $1.6 million and $0.3 million, respectively, during 1998. During 1999, Amersham accounted for approximately 21% of sales, of which 19% comprised sequencing systems and 2% comprised genotyping kits and other consumables. During 1998, Amersham accounted for 30% of sales, of which 29% comprised sequencing systems and 1% comprised genotyping kits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

    COST OF SALES. Cost of sales increased 39% to $9.3 million in 1999, from $6.7 million in 1998. In 1999, cost of sales aggregated 68% of sales, compared to 61% of sales in 1998. This increase in cost of sales as a percentage of sales was primarily related to a write-off of obsolete and discontinued instruments and related parts totaling $0.6 million recorded in the second quarter of 1999.

    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 66% to $19.1 million in 1999, from $11.5 million in 1998. This increase resulted primarily from increased payroll and personnel costs due to the continued growth of our business, costs of quality control and regulatory departments established in 1998 and the continued expansion of our sales force in North America and Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 79% to $11.1 million in 1999, from $6.2 million in 1998.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 26% to $7.9 million in 1999, from $6.3 million in 1998. This increase resulted from increased payroll and personnel costs, along with increased purchases of laboratory supplies, as we developed additional genotyping kits and continued our research programs. Additionally, we incurred costs for pre-clinical and clinical trials related to our FDA submission for our HIV OpenGene System.

    EXIT AND TERMINATION COSTS. During 1999, we incurred exit and termination costs of $1.3 million. There were no such costs in 1998. Of this amount, $0.8 million related to the planned transfer of certain of our activities to a new location in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

    INTEREST INCOME. Interest income increased to $0.7 million in 1999, from $0.3 million in 1998. The increase reflects interest earned on higher average cash balances as a result of the proceeds received from financings completed during the third and fourth quarters of 1999.

    INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $2.0 million in 1999, from $1.1 million in 1998. This increase was due to interest and financing costs on our term loan agreements entered into in April and September 1998 and the Warburg Pincus financing (discussed below) in July 1999. Of the total interest and financing expense, $1.5 million was a non-cash charge due to the amortization of costs attributable to warrants issued in connection with our term loans and the Warburg Pincus financing, compared to $0.6 million during 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through private placements of equity and public offerings. We have also borrowed funds from institutional lenders.

    DECEMBER 2001 PRIVATE PLACEMENT. In December 2001, various institutional investors purchased 2,637,890 common shares of our company in a private placement. The investors paid $8.34 per share and we received proceeds, before related fees and expenses, of $22.0 million from the private placement.

    APRIL 2000 PUBLIC OFFERING. In April 2000, we completed an underwritten follow-on public offering of 2,090,000 common shares at $38 per share. All of the shares were sold by us. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

    DECEMBER 1999 PRIVATE PLACEMENT. In December 1999, various institutional investors purchased 1,916,000 common shares of our company in a private placement. The investors paid $15 per share and we received net proceeds of $26.7 million from the private placement. The institutional investors included the Warburg Pincus Funds and the Hilal Funds (described below), along with certain investors who had purchased our common shares in a November 1998 private placement and certain new institutional investors.

    WARBURG PINCUS FINANCING. On July 15, 1999, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, who we refer to as the Warburg Pincus Funds, invested $30.0 million in our company. In consideration for this investment, we issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share. The Series A preferred shares and warrants included customary anti-dilution provisions, under which the conversion price of the shares and the exercise price of the warrants may be reduced, and the number of share issuable upon exercise of the warrants may be increased, under certain conditions including the sale of certain securities at a price below the conversion price of the shares or the exercise price of the warrants. As a result of the December 2001 Private Placement (described above), the conversion price of the Series A preferred shares was reduced to $10.72. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares was $6.4 million and $22.8 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders.

    In February 2000, the Warburg Pincus Funds exercised all of their warrants at an exercise price of $12.60 per share. Under the terms of our warrant agreement, the Warburg Pincus Funds elected to pay the exercise price for the warrants through a cashless exercise. As a result, the Warburg Pincus Funds received 847,749 of our common shares rather than 1,100,000 common shares they otherwise would have received upon exercise in cash of all of their warrants. The Warburg Pincus Funds subsequently distributed 847,586 of these common shares to their limited partners.

    In September, 2000, the Warburg Pincus Funds, converted a total of 7,795 of our Series A preferred shares, plus a total of $701,550 of dividends that had accrued on those shares, into our common shares at a conversion price of $11.00 per share. As a result of the conversion, the Warburg Pincus Funds received 772,411 of our common shares and continue to hold a total of 22,205 Series A preferred shares. The Warburg Pincus Funds subsequently distributed to their limited partners, 772,411 common shares issued in connection with the conversion of the 7,795 Series A preferred shares.

    NOVEMBER 1998 PRIVATE PLACEMENT. In November 1998, various institutional investors and certain individual investors affiliated with the Hilal Funds purchased 1,528,989 common shares of our company in a private placement. The investors paid $9.875 per share and we received total proceeds of $15.1 million.

    INSTITUTIONAL LOANS. On April 30, 1998, our subsidiary, Visible Genetics Corp., or VGC, borrowed $7.0 million from various funds, which we refer to as the Hilal Funds, for which Hilal Capital Management LLC serves as general partner, investment advisor or management company. In September 1998, VGC borrowed an additional $1.0 million from these lenders. The interest rate of the loans was 10% per year. Interest and principal on the $7.0 million loan were payable on or about April 29, 1999, and, on the $1.0 million loan, were payable on December 28, 1999.

    On April 30, 1999, we and the Hilal Funds agreed to delay the payment date of the $7.0 million loan to December 31, 1999, and to move up the payment date of the $1.0 million loan to July 1, 1999. The Hilal Funds later extended the payment date to the earlier of July 22, 1999, or the completion of the Warburg Pincus financing. In addition, the Hilal Funds agreed to permit us to borrow up to an additional $5.0 million of loans from other lenders which would be senior to the $7.0 million loan and junior to the $1.0 million loan.

    We guaranteed VGC's obligations under both loans. We gave the Hilal Funds a security interest in most of our assets to secure our obligations under the guaranty, including a pledge of the outstanding stock of VGC. Both the loan agreements and the guaranty imposed certain restrictions on us and our subsidiaries, including limitations on loans and other obligations that we may incur.

    As part of the loan arrangements, we granted the Hilal Funds warrants to purchase our common shares. Initially, we granted the Hilal Funds warrants to purchase 420,000 common shares which may be exercised until April 2003, at a price of $10.00 per share. When we borrowed an additional $1.0 million from the Hilal funds in September 1998, we granted them warrants for an additional 120,000 common shares which may be exercised until September 2003, at a price of $10.00 per share. The warrants were valued using the Black-Scholes option valuation model. The total proceeds received from the Hilal Funds were allocated between the warrants and term loans based on the relative fair value of each component, resulting in $0.9 million and $0.2 million of the total proceeds from the April 1998 and September 1998 term loans, respectively, being allocated to warrants. The value of the term loans were to be increased to their face value at their respective maturity dates, resulting in a charge to financing expense and warrants, by their pro rata share, over the remaining term of the loans. As a result, non-cash charges of $0.6 million were recorded as financing expenses in 1998. The remaining $0.6 million was recorded as non-cash financing expenses in 1999.

    On April 30, 1999, we granted the Hilal Funds warrants to purchase an additional 140,000 common shares which may be exercised until April 30, 2006, at a price of $17.00 per share. The warrants were valued using the Black-Scholes option valuation model, resulting in a value being attributed to these warrants of $0.9 million. This amount was recorded as a deferred charge on the balance sheet and was to be amortized to financing expense over the remaining term of the loan maturing on December 31, 1999. As a result, the entire amount was recorded as a non-cash charge to financing expense in 1999.

    On July 15, 1999, we repaid or satisfied all of the loans made to us by the Hilal Funds. Of the $8.0 million principal amount of the loans, we paid
$4.1 million of principal plus accrued interest on the loan in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and 147,098 warrants to purchase our common shares. The Series A preferred shares and warrants included customary anti-dilution provisions, under which the conversion price of the shares and the exercise price of the warrants may be reduced, and the number of share issuable upon exercise of the warrants may be increased, under certain conditions including the sale of certain securities at a price below the conversion price of the shares or the exercise price of the warrants. As a result of adjustments due to the December 2001 Private Placement, the number of warrants was increased to 152,420 and the exercise price of the warrants was reduced to $12.16. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, was $0.9 million and $3.0 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. The Series A preferred shares and warrants have the same terms as those granted to the Warburg Pincus Funds.

    On March 15, 2001, the Hilal Funds converted a total of 1,000 of the Series A preferred shares, plus a total of $139,050 of dividends that accrued on those shares, into 103,550 of our common shares.

    On November 29, 2001, the Hilal Funds transferred their remaining 2,948 Series A preferred shares to an unrelated party.

    CAPITAL AND CERTAIN OTHER EXPENDITURES. Additions to fixed assets were approximately $12.2 million for the nine months ended September 30, 2001, and $9.3 million, $1.9 million and $3.3 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    The additions to fixed assets for the nine months ended September 30, 2001, include $9.2 million in expenditures related to our Atlanta facility, of which $7.0 million was for leasehold improvements, $1.2 million was for laboratory and scientific equipment, $0.7 million was computer equipment and software and $0.3 million was for office furniture and equipment. In addition, for the nine months ended September 30, 2001 additions to fixed assets for our Canadian facilities were $0.6 million, consisting primarily of additions to computer equipment and software, laboratory and scientific equipment and leasehold improvements. Also, during the nine months ended September 30, 2001, additions to fixed assets in Europe were $1.1 million and include $0.8 million for the acquisition of a research laboratory in Cambridge, England. During the nine months ended September 30, 2001, we also placed $1.3 million of equipment with certain customers at no charge to those customers. We reflect this on our balance sheet as a component of "Fixed assets."

    The additions to fixed assets in 2000 include $6.2 million in expenditures related to our Atlanta facility, of which $3.0 million was for leasehold improvements, $1.3 million was for laboratory and scientific equipment, $1.5 million was computer equipment and software and $0.4 million was for office furniture and equipment. In addition, during 2000 additions to fixed assets for our Canadian facilities were $1.2 million, consisting primarily of additions to computer equipment and software, laboratory and scientific equipment and leasehold improvements. During 2000, we also placed $1.4 million of equipment with certain customers at no charge to those customers.

    The additions to fixed assets in 1999 consisted of $0.9 million for laboratory and scientific equipment, $0.6 million for computer equipment and software and $0.3 million for office furniture, equipment and leasehold improvements primarily to our Canadian facilities. Additions to fixed assets in 1998 consisted of $1.4 million for laboratory and scientific equipment, $0.9 million for leasehold improvements and $0.9 million for computer equipment and software, of which $1.9 million was for our Canadian facilities, $1.0 million was for our United States facilities and $0.3 million was for our European facilities. Capital expenditures during these periods were funded from proceeds of private equity placements, public offerings and funds borrowed from institutional lenders.

    In April 2000 we entered into a worldwide licensing and collaboration agreement with Applera. Under the terms of the agreement, we paid an initial licensing fee to Applera of $10.0 million in

June 2000 and an additional $5.0 million licensing fee in June 2001. We will pay Applera licensing fees of $5.0 million in each of June 2002 and June 2003, unless the agreement is terminated before those dates. We are not obligated to make any further payments upon the termination of the agreement. In addition, in return for access to the Applera technology and installed instrument customer base, we will pay royalties to Applera based on sales. We may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

    CURRENT AND FUTURE FINANCING NEEDS. We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts to complete our planned product development efforts, expand our sales and marketing activities, expand our manufacturing capabilities, conduct our clinical trials, conduct research and build our business infrastructure. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

    Based on our current plans we believe that our cash on hand and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 15 to 18 months. However, the amount of funds we will need to operate for this time period is subject to many factors, some of which are beyond our control. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate, and we may need to obtain additional funs at the end of the 15 to 18 month period.

    Potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

    If we wish to issue equity securities or obtain additional financing, we will need, under certain circumstances, the consent of the Series A preferred shareholders. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding
Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

    INTEREST RATE AND INVESTMENT RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing income received from our investments without significantly increasing risk. Our investment portfolio is primarily comprised of cash and short term interest bearing certificates.

    FOREIGN CURRENCY RATE FLUCTUATIONS. While our financial statements are in U.S. dollars, revenue is generated in U.S. dollars and other currencies. We incur the majority of our expenses in Canadian and U.S. dollars, British pounds and euros. As a result, we may suffer losses due to fluctuations in exchange rates between the U.S. dollar, and the these other currencies. We do not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

EURO CONVERSION

    Effective January 1, 1999, 12 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy, currencies and the common euro currency. On January 1, 2002, euro-denominated bills and coins were introduced as legal currency for these countries. By
July 1, 2002, the legacy currencies will be phased out entirely as legal tender. During this transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency.

    We currently conduct business operations in U.S. and Canadian dollars, British pounds and euros. We have made all necessary modifications to our information systems, equipment and processes to accommodate euro transactions.

                         INFORMATION ABOUT OUR COMPANY

    For a detailed description of our business and information about our management, see our Annual Report on Form 20-F and our Reports on Form 6-K, which are incorporated into this prospectus by reference. The following information supplements or supercedes, as appropriate, the information contained in our Annual Report on Form 20-F and our Reports on Form 6-K, which are incorporated into this prospectus by reference.

RESEARCH AND DEVELOPMENT

    We currently conduct research and development through our own staff and through collaborations with researchers at scientific and academic institutions and hospitals. Our current research and development activities are focused on:

    - developing the next generation of our TRUGENE HIV-1 Genotyping Kit and additional genotyping kits for different HIV species, development of our genotyping kit for hepatitis B and development of our next generation hepatitis C genotyping kit and additional genotyping kits for certain cancers;

    - developing new technology for our sequencers and related equipment and software;

    - refining existing proprietary, disposable gel cassette technology in order to improve performance of our sequencers; and

    - exploring new technologies for future commercial products.

    In September 2001, we acquired from Virco UK Limited its research laboratory located in Cambridge, England, along with substantially all of the research staff of 25 scientists at that laboratory. The Cambridge facility will be our principal international research hub, headed by Dr. Brendan Larder, who joined our company in June 2001 as our Chief Scientific Officer. Dr. Larder ran this facility for Virco UK Limited prior to joining our company.

    This acquisition was part of a larger restructuring of our research and development operations, which included the closing of a research lab in Toronto in December 2001, that resulted in the elimination of 27 positions. The activities performed at that lab have been transferred to our Atlanta and Cambridge labs. As a result of this restructuring, all of our research and development activity is now located in three centers, Cambridge, Atlanta and Toronto. Our facility in Cambridge focuses on chemistry research, Atlanta on genotyping kits and chemistry development, and Toronto on software research and development.

REGULATION BY THE FDA AND OTHER GOVERNMENT AGENCIES

    On September 26, 2001, we received clearance from the FDA to market our TRUGENE HIV-1 Genotyping Kit for clinical use in the United States. The FDA authorization allows us to sell our TRUGENE HIV-1 Genotyping Kit for support of anti-retroviral therapy in HIV. We are not restricted in the claims we can make with regard to the mutations or our interpretation of them. We expect to update the drug resistance algorithms embedded in our software approximately every six months. FDA review and approval of any significant updates will be required. Based on informal discussions with the FDA, we expect that the FDA's review and approval of these updates will not exceed 90 days, provided we satisfy the FDA's approval requirements. Since it generally takes us at least 90 days to prepare our updated software products for commercial distribution, we do not anticipate that FDA approval of updates will delay the introduction of updated software products to market.

    During December, 2001, we received approval from the Therapeutics Product Directorate of Health Canada to allow our TRUGENE HIV-1 Genotyping Test to be used for clinical or research use in Canada.

SALES AND MARKETING

    Our marketing strategy for the HIV OpenGene System consists of several components. We have established relationships with leading doctors, laboratories and healthcare providers in the HIV diagnostics market in the United States, Canada, Europe and Latin America. We have installed our equipment in many of these laboratories and other facilities, and are training technicians to use our products. We believe that the use of our products by these industry leaders will facilitate our marketing efforts in the rest of the HIV clinical diagnostic market. We have established special marketing relationships with some laboratories, under which we co-sponsor local physician and patient educational events. We also provide other marketing and support services to these laboratories.

    We advertise in a variety of publications and prepare marketing materials directed to doctors, laboratories, payors and patients. We conduct drug resistance and other seminars for, and provide educational materials to, physicians and other healthcare providers. We also provide educational material for patients, including a pamphlet that explains resistance testing.

HEPATITIS C

    We have developed a genotyping kit for hepatitis C which we plan to bring to market during 2002. Hepatitis is an inflammation of the liver. Hepatitis C is one type of virus that causes this inflammation. There are approximately
4.0 million people in the United States who test positive for hepatitis C. There are six major sub-types of hepatitis C. Knowing the sub-type helps the physician determine how long the patient will require drug treatment.

    Our hepatitis C genotyping kit generates a report which identifies the specific hepatitis C subtypes a patient is most likely to have contracted. The report generated does not provide information about the patient's drug resistance or recommend the use of specific drugs for treatment of that patient. We believe that FDA approval is not generally required for hepatitis C genotyping products which are used for epidemiological studies. However, the FDA has not provided definitive guidance as to whether a hepatitis C product used for the purpose and in the manner we intend our hepatitis C genotyping kit to be used, would require approval. We are aware of at least one product similar to ours that is being marketed and sold by a competitor without FDA approval. To our knowledge, the FDA has not advised that company that FDA approval is required to market and sell the product for the purposes for which it is intended to be used and has not initiated enforcement action to stop the marketing or sale of the product. We do not intend to seek FDA clearance to market our hepatitis C genotyping kit for the purpose for which it is intended to be used. However, we cannot be certain that the FDA will not determine that authorization is required for us to market and sell the hepatitis C genotyping kit for these purposes or direct us not be sell the kit without authorization.

    We are currently developing a second hepatitis C genotyping kit which will perform drug resistance testing and generate a report recommending the use of specific drugs for treatment of the patient. We will need FDA approval to sell that genotyping kit to the clinical diagnostic market and we plan to conduct the necessary clinical studies to obtain FDA approval for diagnostic use.

COMPETITION

    The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include: biotechnology, pharmaceutical, chemical and other companies; academic and scientific institutions; governmental agencies; and public and private research organizations.

    Some of our major competitors include:

    - purveyors of home brew tests, which may not have undergone clinical validation and have not been approved by the FDA or other regulatory agencies, including Laboratory Corporation of America Holdings, Quest Diagnostics Inc. and Specialty Laboratories, Inc.

    - manufacturers of genotyping test kits, including the Celera Diagnostics division of Applera;

    - purveyors of phenotyping assay services, including ViroLogic, Inc. and Tibotec-Virco NV;

    - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson; and

    - manufacturers and distributors of DNA sequencers such as Applera, Amersham Pharmacia Biotech, Inc., LI-COR, Inc., Hitachi, Ltd. and Beckman
      Coulter, Inc.

PROPERTY

    The table below lists the locations of our facilities and summarizes certain information about each location.

                                                                  SQUARE FEET
      LOCATION                                 USE               (APPROXIMATE)     TERM OF LEASE
      --------                     ---------------------------   -------------   ------------------
1.    Bay Street* ...............  Finance, administration and       20,628      June 2000-
      Toronto, Canada              principal executive offices                   May 2005

2.    Bay Street ................  Software research and              6,876      November 2000-
      Toronto, Canada              development                                   May 2005

3.    Etobicoke .................  MicroCel manufacturing            10,282      June 1996-
      Ontario, Canada                                                            October 31, 2002

4.    Etobicoke .................  Sequencer manufacturing           10,430      September 1998-
      Ontario, Canada                                                            August 2003

5.    Oakville** ................  Not in use                         7,996      September 1998-
      Ontario, Canada                                                            August 2003

6.    Meyerside Drive** .........  Not in use                         3,100      May 1, 1999-
      Mississauga, Canada                                                        April 30, 2004

7.    University of                Kit manufacturing                  9,621      September 2000-
      Pittsburgh ................                                                August 2002
      Applied Research Center,
      Pittsburgh, Pennsylvania

8.    Technology Park ...........  Manufacturing and research         7,313      March 1998-
      Norcross, Georgia            and development                               February 2003

9.    Suwanee, Georgia*** .......  Kit manufacturing,                99,822      February 2000-
                                   chemistry                                     March 2010
                                   development, and laboratory
                                   and sales and
                                   administrative offices

10.   High Wycombe, .............  European head office               5,118      October 2000-
      United Kingdom                                                             October 2009

11.   Cambridge Science Park ....  Chemistry research                20,000      January 1999-
      United Kingdom****                                                         March 2014

                                                                  SQUARE FEET
      LOCATION                                 USE               (APPROXIMATE)     TERM OF LEASE
      --------                     ---------------------------   -------------   ------------------
12.   Epinay, France ............  French sales office                2,421      November 2000-
                                                                                 October 2009

13.   Madrid, Spain .............  Iberian sales office                 258      January 2002-
                                                                                 December 2002

14.   Genoa, Italy ..............  Italian sales office                 386      January 2000-
                                                                                 December 2002

15.   Technology Park,** ........  Not in use                        21,032      November 1999-
      Norcross, Georgia                                                          October 2004

------------------------

*   We have subleased 6,876 square feet of this facility.

**  We have subleased these facilities.

*** This facility is not fully operational.

****Approximately half of this facility is subleased.

    We believe that additional facilities will be available at reasonable market rates to meet any future needs we may have for additional space.

SENIOR MANAGEMENT AND DIRECTORS

    In June 2001, Dr. Brendan Larder joined our company as Chief Scientific Officer. From 1985 to 1997, Dr. Larder was a research scientist at the Wellcome Research Laboratories in London. From 1997 to July 2001, Dr. Larder was the Chief Scientific Officer at Virco UK Limited. Dr. Larder has been a leading researcher in the HIV drug resistance area for over 15 years and has published numerous publications in this field. Dr. Larder discovered HIV drug resistance and the genetic mechanisms that underlie it, and he pioneered many of the technologies that are in use today to monitor drug resistance in the clinic.

    On October 3, 2001, Dr. James Dunn resigned as Vice President, Technology of our company. Dr. Dunn continues to provide consulting services to our company on an as needed basis.

    In July 2001, Dr. Heather Munroe-Blum was appointed to the Board of Directors, filling the vacancy created by the resignation from the Board of Directors of Michael Cardiff. Since January 1994, Dr. Munroe-Blum has been Vice-President, Research & International Relations at the University of Toronto. Dr. Munroe-Blum is also a governor of the University of Toronto.
Dr. Munroe-Blum is currently a member of the Advisory Board of Nestle Canada.

    In November 2001, David A. Galloway was appointed to the Board of Directors, filling the vacancy created by the resignation of Dr. Robert Prichard. From 1988 until November 2001, Mr. Galloway was President and Chief Executive Officer of Torstar Corporation, a Canadian media company. Prior to joining Torstar, Mr. Galloway was one of the founding partners of Canada Consulting Group.
Mr. Galloway is currently a director of the Bank of Montreal and Corel Corporation.

    At our annual meeting on May 17, 2001, Richard T. Daly, Dr. Lloyd M. Smith and Dr. Konrad M. Weis were elected to our Board of Directors to serve as Class II Directors, for a term expiring in 2004, and Jonathan S. Leff was elected to our Board of Directors to serve as the Series A Director, for a term expiring in 2002.

    Dr. Munroe-Blum has replaced Mr. Cardiff and Jacques R. Lapointe has replaced Dr. Prichard on the Compensation Committee of the Board of Directors.

EMPLOYEES

    As of December 31, 2001, we employed 339 full-time employees (including executive officers) of whom:

    - 100 are engaged in research and development;

    - 72 are involved in sales and marketing activities;

    - 92 in manufacturing and operations; and

    - 75 are involved in finance, legal and administrative functions.

TAXATION

BACK-UP WITHHOLDING AND INFORMATION REPORTING

    Pursuant to recently effective Treasury regulations, U.S. holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid in the United States on common shares. Back-up withholding will not apply if a U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of common shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

    Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

    The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

                              SELLING SHAREHOLDERS

    The following table provides certain information with respect to the common shares held by the selling shareholders as of January 23, 2002.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the common shares. Except as otherwise indicated below, to our knowledge, the selling shareholders have sole voting and investment power with respect to their common shares. This information is based on information provided to us by the selling shareholders.

    The selling shareholders are not under any obligation to sell all or any portion of their common shares, nor are the selling shareholders obligated to sell any of their common shares immediately under this prospectus. We cannot estimate the number of the common shares that will be held by the selling shareholders after completion of this offering. However, for the purposes of this table, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholders. We will not receive any proceeds from any sales of common shares by the selling shareholders.

    Except as described in our Annual Report on Form 20-F or otherwise noted in the footnotes following the table, the selling shareholders have not held any position or office, or have had a material relationship with our company or our subsidiaries or other affiliates within the past three years, other than owning the common shares.

                                                                                  PERCENTAGE OF
                                     NUMBER OF      PERCENTAGE OF     COMMON         COMMON          NUMBER OF      PERCENTAGE OF
                                      COMMON           COMMON         SHARES         SHARES            COMMON          COMMON
                                      SHARES           SHARES        OFFERED         OFFERED           SHARES          SHARES
                                   BENEFICIALLY     BENEFICIALLY     PURSUANT       PURSUANT        BENEFICIALLY    BENEFICIALLY
                                       OWNED        OWNED BEFORE     TO THIS         TO THIS           OWNED         OWNED AFTER
SELLING SHAREHOLDER               BEFORE OFFERING   OFFERING (24)   PROSPECTUS   PROSPECTUS (24)   AFTER OFFERING   OFFERING (24)
-------------------               ---------------   -------------   ----------   ---------------   --------------   -------------
Warburg, Pincus Equity Partners,
  L.P.(1,6).....................     1,349,072(11)        6.1%      1,542,519            7.0%                 0             --

Warburg, Pincus Ventures
  International, L.P.(1,6)......     1,427,596(12)        6.5%      1,632,308            7.4%                 0             --

Warburg, Pincus Netherlands
  Equity Partners I,
  C.V.(1,6).....................        42,824(13)           *         48,964               *                 0             --

Warburg, Pincus Netherlands
  Equity Partners II,
  C.V.(1,6).....................        28,550(14)           *         32,643               *                 0             --

Warburg, Pincus Netherlands
  Equity Partners III,
  C.V.(1,6).....................         7,122(15)           *          8,136               *                 0             --

Warburg, Pincus & Co.(1,7)......        25,308               *         25,308               *                 0             --

Hilal Capital, LP(2,8)..........       198,960(16)           *         59,055(20)            *          139,905              *

Hilal Capital QP, LP(2,8).......       331,720(17)        1.5%        152,045(21)            *          179,675              *

Hilal Capital International,
  Ltd.(2,8).....................       542,907(18)        2.5%        201,320(22)            *          341,587           1.5%

Deutsche Bank AG(3).............     1,901,838(19)        8.6%        433,392(23)         2.0%        1,522,800           6.9%

GeneVest Inc.(4,9)..............       831,684            3.8%        831,684            3.8%                 0             --

Oracle Strategic Partners,
  L.P.(5,10)....................       634,061            2.9%        634,061            2.9%                 0             --

------------------------------

*   Less than 1%

1 The selling shareholder's business address is 466 Lexington Avenue, New York, New York 10017.

2 The selling shareholder's business address is 2211 Broadway, New York, New York 10024.

3 The selling shareholder's business address is c/o Deutsche Banc Alex. Brown Inc., 31 West 52nd Street, New York, New York 10019.

4 The selling shareholder's business address is 130 King Street, Toronto, Ontario M5X 1A9 Canada.

5 The selling shareholder's business address is 712 Fifth Avenue, New York, New York 10019.

6 Warburg, Pincus & Co. ("WP") is the sole general partner of each of these funds. Each of these funds is managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC, and may be deemed to control both entities. Jonathan S. Leff, a director of our company, is a general partner of WP and a managing director and member of EMW LLC. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by these shareholders. Mr. Leff disclaims beneficial ownership of all such shares.

7 Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. ("WP"), and may be deemed to control this entity. Jonathan S. Leff, a director of our company and is a general partner of WP. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by this shareholder. Mr. Leff disclaims beneficial ownership of all such shares.

8 Hilal Capital Management LLC is the investment manager of Hilal Capital International, Ltd., and has investment and dispositive power over the securities held by Hilal Capital International, Ltd. Hilal Capital Partners LLC is general partner of Hilal Capital, LP and Hilal Capital QP, LP, and has investment and dispositive power over the securities held by those funds. Peter K. Hilal, M.D. manages and has sole discretion over Hilal Capital Management LLC and Hilal Capital Partners LLC, and, in that capacity, has ultimate investment and dispositive power over securities held by all of those funds.

9 Sheldon Inwentash, a director of our company, is the Chairman and Chief Executive Officer of GeneVest, and together with his affiliates, beneficially owns 45% of the issued and outstanding common shares of GeneVest. Mr. Inwentash disclaims beneficial ownership of these common shares held of record by GeneVest.

10 Oracle Strategic Partners, L.P. and Oracle Strategic Capital, L.L.C., the Investment Manager of Oracle Strategic Partners, share voting and dispositive power over the shares owned by Oracle Strategic Partners. Larry Feinberg manages and has sole discretion over these funds, and, in that capacity, has ultimate investment and dispositive power over securities held by these funds.

11 Includes 1,349,004 common shares issuable upon the conversion of Series A preferred shares.

12 Includes 1,427,564 common shares issuable upon conversion of Series A preferred shares.

13 Includes 42,815 common shares issuable upon conversion of Series A preferred shares.

14 Includes 28,544 common shares issuable upon conversion of Series A preferred shares.

15 Includes 7,072 common shares issuable upon conversion of Series A preferred shares.

16  Includes 79,552 common shares issuable upon exercise of warrants.

17  Includes 200,416 common shares issuable upon exercise of warrants.

18  Includes 268,452 common shares issuable upon exercise of warrants.

19 On November 29, 2001, Deutsche Bank AG acquired an aggregate of 2,948 Series A preferred shares from Hilal Capital, LP, Hilal Capital LP, QP and Hilal Capital International, Ltd. Includes 379,038 common shares issuable upon the conversion of those Series A preferred shares and, as of December 31, 2001, 765,000 common shares owned of record by DWS Investment GmbH.

20  Includes 22,055 common shares issuable upon exercise of warrants.

21  Includes 56,045 common shares issuable upon exercise of warrants.

22  Includes 74,320 common shares issuable upon exercise of warrants.

23 Includes 433,392 common shares issuable upon conversion of Series A preferred shares.

24 This information is based on 22,099,085 voting shares outstanding as of December 31, 2001, which includes 2,901,894 common shares issuable upon conversion of our Series A preferred shares. The number of common shares issuable upon conversion of our Series A preferred shares will increase as the dividends payable thereon accrue.

                              PLAN OF DISTRIBUTION

    The common shares may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholders may offer their common shares in one or more of the following transactions:

    - on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

    - in the over-the-counter market;

    - in private transactions;

    - through options;

    - by pledge to secure debts and other obligations;

    - or a combination of any of the above transactions.

    The common shares described in this prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer common shares to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of common shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

    Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders may not be able to sell all of their shares under Rule 144. The selling shareholders may transfer, devise or gift such shares by other means not described in this prospectus.

    To comply with the securities laws of certain jurisdictions, the common shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

    The anti-manipulation provisions of Rules 101 through 104 under Regulation M of the Securities Exchange Act of 1934 may apply to purchases and sales of common shares by the selling shareholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common shares.

    We have agreed to pay all of the expenses relating to the registration, offering and sale of the common shares by the selling shareholders to the public, other than commissions or discounts of underwriters, broker-dealers or agents.

                         DESCRIPTION OF CAPITAL SHARES

GENERAL

    The current authorized capital of our company consists of an unlimited number of common shares and an unlimited number of preferred shares. Any series of preferred shares which our Board of Directors may issue could have rights equal or superior to the rights of the common shares.

COMMON SHARES

    The holders of common shares are entitled to receive dividends if, as and when declared by our Board of Directors, subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to the common shares. If our company were liquidated or dissolved, the holders of common shares would be entitled to receive all assets remaining after the rights of the holders of any other class of shares entitled to receive assets in priority to the holders of the common shares have been satisfied.

    The holders of the common shares are entitled to one vote for each common share held at all meetings of our shareholders.

PREFERRED SHARES

    Our Board of Directors is authorized to issue an unlimited number of preferred shares in one or more series, to fix the number of preferred shares and determine the designations, rights (including voting and dividend rights), privileges, restrictions and conditions attaching to the shares of each such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by our Board of Directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly, with terms calculated to defeat a takeover of our company or to make the removal of our directors and executive officers more difficult. Under certain circumstances, this could have the effect of decreasing the market value of the common shares. The preferred shares may have voting rights superior to the common shares and may rank senior to the common shares as to dividends and as to the distribution of assets in the event our company were liquidated or dissolved.

    On July 15, 1999, our Board of Directors authorized the issuance of 33,950 shares of Series A Convertible Preferred Shares. We have issued 33,948 Series A Preferred Shares, of which 25,153 shares are outstanding. The Series A preferred shares are convertible at the holders' option into common shares at $10.72 per share, as adjusted. Upon conversion, the holders will also receive common shares, at the conversion price of $10.72 per share, as adjusted, equal to the amount of all accrued and unpaid dividends. The Series A preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

    Dividends on the Series A preferred shares accrue quarterly at the rate of 9% per year until July 15, 2002, and 4% per year thereafter and are compounded annually. Dividends are not payable until July 15, 2002. Beginning on July 15, 2002, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

    After the third anniversary (July 15, 2002) and prior to the seventh anniversary (July 15, 2006) of the date of issuance of the Series A preferred shares, we have the right to redeem the outstanding Series A preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding Series A preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the Series A preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the Series A preferred shares as required, the holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the Series A preferred shares as required.

    The holders of Series A preferred shares are entitled to vote as a group with the holders of common shares on all matters except that holders of Series A preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of our company. On all other matters, each holder of a Series A preferred share is entitled to the number of votes equal to the number of common shares the holder is entitled to receive upon conversion of his Series A preferred shares. Our agreements with the holders of, and the terms of, the Series A preferred shares provide that we are prohibited from declaring or issuing any dividends to holders of our common shares before paying all unpaid dividends on the Series A preferred shares. We also are prohibited from issuing any equity securities that have rights as to dividends and liquidation that are senior or equal in rank to the Series A preferred shares without approval of the holders of a majority of the Series A preferred shares. If our company were to be liquidated or sold or under certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of our common shares would be entitled to any distributions.

    Certain holders of our Series A preferred shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future company financings, subject to certain exceptions. If we propose to sell equity securities of any kind, including debt securities convertible into equity securities, certain holders of our Series A preferred shares are entitled to purchase a proportional amount of the securities being offered based on the number of common shares they own assuming conversion of all convertible securities. These holders are not entitled to exercise this right in connection with securities issued: (i) to the public in a firm commitment underwriting;
(ii) upon exercise of any of our options or warrants outstanding on July 15, 1999; (iii) pursuant to the acquisition of another entity by us or one of our subsidiaries by merger, purchase of substantially all of the assets or other form of reorganization; (iv) in connection with our acquisition or license of technology rights or other assets; (v) pursuant to our stock option plans, stock bonus plans, stock purchase plans or other compensation equity agreements or programs; or (vi) upon conversion or exercise of any equity securities, such as warrants, options, or other rights to acquire equity securities and debt securities convertible into equity securities. The right of these holders to participate in future offerings in this manner provides those holders with the opportunity to avoid having their ownership interest in our company diluted under certain circumstances when the interest of our common shareholders would be diluted.

    We are required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness.

CLASSIFIED BOARD

    Our Board of Directors is divided into three classes. The classification of the Board of Directors was implemented in March 1996.

    The holders of our Series A preferred shares are entitled to vote as a class for one director. Each Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. In the event that we do not redeem our Series A preferred shares as required during 2006, 2007 and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required.

TRANSFER AGENT

    The transfer agent and registrar for our common shares is Mellon Investor Services LLC, 85 Challenger Road, Overpeck Center, Ridgefield Park, New Jersey 07660.

                             EXPENSES OF THE ISSUE

    The following table sets forth the estimated expenses of the Company in connection with the offering described in this prospectus. All of these expenses are being borne by the Company.

Securities and Exchange Commission filing fee...............  $   468
Accounting fees.............................................  $ 5,000
Legal fees..................................................  $15,000
Printing and engraving......................................  $10,000
Miscellaneous...............................................  $ 4,532
                                                              -------
    Total...................................................  $35,000
                                                              =======

                                 LEGAL MATTERS

    The validity of the common shares being offered hereby has been passed upon for us by our attorneys, Osler, Hoskin & Harcourt LLP, Toronto, Ontario. Certain other matters relating to this offering with respect to United States securities laws will be passed upon by our attorneys, Brown Raysman Millstein Felder & Steiner LLP, New York, New York.

                                    EXPERTS

    Our Consolidated Financial Statements as at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999, and 1998, included in our Annual Report on Form 20-F, incorporated herein by reference, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, as stated in their report appearing in our Annual Report on Form 20-F. The Consolidated Financial Statements have been included in our Annual Report on Form 20-F in reliance upon such report, given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form F-3 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain items of the Registration Statement are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to our Annual Report on Form 20-F, certain items of which are incorporated by reference into this prospectus, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including the Registration Statement on Form F-3 of which this prospectus is a part, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

            450 Fifth Street N.W.         500 West Madison Street
            Room 1024                     Suite 1400
            Washington D.C. 20549         Chicago, Illinois 60661

    You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,601,435 SHARES

                             VISIBLE GENETICS INC.

                                 COMMON SHARES

                                ----------------

                        SELLING SHAREHOLDERS' PROSPECTUS

                                ---------------

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

--------------------------------------------------------------------------------
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